SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
[Final Amended]
ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
(Name of Issuer)
ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC., YULONG GUO,
AND XIAOLING CHEN
(Name of Persons Filing Statement)
COMMON STOCK
(Title of Class of Securities)
04519C 10 9
(CUSIP Number of Class of Securities)
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West Second St.
Suite 1100
Cleveland, Ohio 44113-1448
(216) 583-7000
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
☑    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3© under the Securities Exchange Act of 1934.
☐    The filing of a registration statement under the Securities Act of 1933.
☐    A tender offer.
☐    None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$2,373.2	$0.17
* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,373.2 by the Issuer in lieu of fractional shares immediately following a 1-for-500 Reverse Split to holders of fewer than 500 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.068 per pre-split share and approximately 34,900 pre-split shares, the estimated aggregate number of shares held by such holders.
** Determined pursuant to Rule 0-11(b)(1) as the product of $2,373.2 and .00007130.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $0.16
Form or Registration No.: 0001306046
Filing Party: Asia Electrical Power International Group Inc.
Date Filed: August 13, 2010

INTRODUCTION
     This Final Amended Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Schedule 13E-3”) is being filed by Asia Electrical Power International Group Inc., a Nevada corporation (“AEPW”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. This transaction has been approved by a Special Committee (“Special Committee”) established by our Board of Directors for the purpose of evaluating, reviewing and, if appropriate, approving the terms of, this transaction. The Special Committee consists of the sole independent member of the Board. The Special Committee has approved a one-for-500 share combination (the “Reverse Split”). On October 18, 2010, the Company filed a Certificate of Amendment to the Articles of Incorporation of the Company (the “Amendment”), pursuant to which the Reverse Split was consummated. As a result of the Reverse Split, the fractional shares of stockholders owning less than one whole share of our common stock following the Reverse Split have been cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those stockholders holding less than one whole share of common stock of the Company after the Reverse Split, is referred to below as the “Transaction.” The Transaction has been approved by the written consent of three stockholders of the Company who in the aggregate hold shares representing 70.8% of the votes entitled to be cast at a meeting of the Company’s stockholders. No further stockholder approval is required under the Nevada Revised Statutes (“NRS”) and, accordingly, no proxies are being solicited in connection with the Transaction.
     As a result of the Transaction, those stockholders who owned of record or beneficially fewer than 500 pre-split shares of our common stock will receive cash at a price of $0.068 for each share held by them prior to the effective date of the Reverse Split. Stockholders who own 500 or more pre-split shares of our common stock are not entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.
     As a result of the Transaction, the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated upon the filing of a Form 15 to the Securities and Exchange Commission (the “SEC”). We are no longer required to file periodic reports with, or be subject to the other reporting obligations of, the SEC. The Company’s common stock will no longer be listed on any quotation system or exchange, including quotation on the Over-The-Counter Bulletin Board (“OTCBB”).
     Based upon a review of a list of our stockholders of record furnished to us by Quicksilver Stock Transfer, LLC, our transfer agent (“Quicksilver”), the Reverse Split has resulted in the cancelation of less than 1% of the outstanding shares of our pre-split common stock.
     This Final Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s disclosure document, the Definitive Information Statement on Schedule 14C (the “Information Statement”). The Transaction is being conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.
     This Final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Transaction that is subject to this Transaction Statement.

Item 15.	Additional Information.
(b)	Other Material Information. This Item 15(b) is hereby amended and supplemented as follows:

On October 18, 2010, the Company filed the Amendment with the Secretary of State of Nevada, effectuating the Reverse Split. Fractional shares of those stockholders who owned fewer than 500 pre-split shares will be redeemed for cash consideration of $0.068 per pre-split share. Prior to the filing of the Amendment, there were 51,959,693 shares of common stock (pre-split) issued and outstanding owned by approximately 334 stockholders of record. Following the filing of the Amendment, which was effective upon filing, there were approximately 103,850 shares of common stock issued and outstanding owned by approximately 26 stockholders of record as of the close of business on October 18, 2010.

As a result of the Transaction, the Company’s common stock has been deregistered under the Securities Exchange Act of 1934, as amended, and will no longer be quoted on the OTC Bulletin Board.
Item 16. Exhibits.
(a) Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010 is incorporated herein by reference.
(b) Not applicable.
(c)(i) Annual Savings Chart is hereby incorporated by reference to Appendix E of the Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010
(c)(ii) Draft Valuation Report dated October 29, 2009 prepared by Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix F of the Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010
(c)(iii) Valuation Report, dated November 11, 2009, of Loveman-Curtiss, Inc. is hereby incorporated by reference to Appendix G of the Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010
(c)(iv) Fairness Opinion, dated November 11, 2009, of Loveman-Curtiss, Inc. is hereby incorporated herein by reference to Appendix H of the Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010.
(d) Not applicable.
(f) “Special Factors — Dissenters’ Rights” is hereby incorporated herein by reference to the Definitive Information Statement of Asia Electrical Power International Group Inc. filed on August 13, 2010
(g) Not applicable.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
/s/ Yulong Guo
Name:	Yulong Guo
Title:	Chief Executive Officer

Dated: October 20, 2010

YULONG GUO
/s/ Yulong Guo

Dated: October 20, 2010

XIAOLING CHEN
/s/ Xiaoling Chen

Dated: October 20, 2010

4